aTyr Pharma, Inc.
10240 Sorrento Valley Road, Suite 300
San Diego, California 92121

August 14, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street N.E.
Washington, D.C. 20549-3010

Attention: Tyler Howes

Re:	aTyr Pharma, Inc.
Registration Statement on Form S-3
Filed: August 7, 2025
File No. 333-289360

Ladies and Gentlemen:

aTyr Pharma, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 18, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Charles Bair and Nicholaus Johnson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles Bair of Cooley LLP at (858) 550-6142 or, in his absence, Nicholaus Johnson of Cooley LLP at (858) 550-6198.

[Signature Page Follows]

Very truly yours,

ATYR PHARMA, INC.

By:	/s/ Jill M. Broadfoot
Name:	Jill Broadfoot
Title:	Chief Financial Officer

cc:	Charles Bair, Cooley LLP
Nicholaus Johnson, Cooley LLP
Nancy Denyes, aTyr Pharma, Inc.

[Company Signature Page to Acceleration Request]